UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934

(Amendment No. 1)

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

Kona Grill, Inc.

(Name of Registrant as Specified In Its Charter)

Mill Road Capital, L.P.

Mill Road Capital GP LLC

Mill Road Capital Management LLC

Thomas E. Lynch

Scott P. Scharfman

Charles M. B. Goldman

Justin C. Jacobs

Craig S. Miller

Lawrence F. Harris

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY

2010 ANNUAL MEETING OF STOCKHOLDERS

OF

KONA GRILL, INC.

PROXY STATEMENT

(PRELIMINARY COPY)

OF

MILL ROAD CAPITAL, L.P.

MILL ROAD CAPITAL GP LLC

MILL ROAD CAPITAL MANAGEMENT LLC

THOMAS E. LYNCH

SCOTT P. SCHARFMAN

CHARLES M. B. GOLDMAN

JUSTIN C. JACOBS

CRAIG S. MILLER

LAWRENCE F. HARRIS

This proxy statement relates to the 2010 annual meeting of stockholders of Kona Grill, Inc. The annual meeting will take place as follows:

Date:	April 28, 2010

Time:	2:00 p.m.

Place:	Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, Arizona 85016

This proxy statement and the accompanying Gold proxy card are being furnished to the stockholders (“Stockholders”) of Kona Grill, Inc. (“Kona”) in connection with the solicitation of proxies by Mill Road Capital, L.P. (“Mill Road”) and the Participants (as hereinafter defined), to be used at the 2010 annual meeting of Stockholders of Kona or any adjournment thereof (the “Annual Meeting”), which is scheduled to be held at 2:00 p.m., local time, on April 28, 2010, at the offices of Greenberg Traurig, LLP at 2375 East Camelback Road, Suite 700, Phoenix, Arizona 85016. Kona’s principal executive office is located at 7150 East Camelback Road, Suite 220, Scottsdale, Arizona 85251. Mill Road is mailing this proxy statement and the enclosed Gold proxy card to Stockholders on or about April [__], 2010.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS

FOR THE SHAREHOLDER MEETING TO BE HELD ON APRIL 28, 2010

This proxy statement and a form of the accompanying Gold proxy card are also available on the internet at [    ].

*    *    *

ANNUAL MEETING OF STOCKHOLDERS

Purpose of the Annual Meeting:

The Annual Meeting is being held for the following purposes:

Purpose 1:	To elect three Class II directors for three-year terms.

Purpose 2:	To transact such other business as may properly come before the Annual Meeting or any adjournment(s) or postponement(s) thereof.

At the Annual Meeting, Mill Road and the Participants (as hereinafter defined) will seek to elect to the Board of Directors of Kona (the “Board”) the following persons (each a “Nominee” and collectively, the “Nominees”):

Thomas E. Lynch

Craig S. Miller

Lawrence F. Harris

Each of the Nominees has consented to being named in this proxy statement and, if elected, to serve as a director of Kona.

According to Kona’s definitive proxy statement dated March 9, 2010, the Board has nominated Douglas G. Hipskind, Anthony L. Winczewski and Mark A. Zesbaugh for election as Class II directors. In addition, according to Kona’s definitive proxy statement, Marcus E. Jundt, Kona’s former Chairman, President and Chief Executive Officer and a former director of Kona, has stated his intention to appear at the Annual Meeting to place his name into nomination for election as a Class II director. Kona’s definitive proxy statement indicates that Kona has accepted the validity of Mr. Jundt’s (advance notice) stockholder nomination for purposes of Kona’s by-laws, but that Kona would neither nominate Mr. Jundt as a Board nominee nor recommend him as a candidate for election as a director at the Annual Meeting. According to Amendment No. 1 to the Schedule 13D with respect to Kona filed by Mr. Jundt with the Securities and Exchange Commission on March 26, 2010, Mr. Jundt transmitted a letter to Kona on March 25, 2010, in which Mr. Jundt notified Kona that he was withdrawing his nomination to be elected to the Board at the Annual Meeting.

MILL ROAD AND THE PARTICIPANTS URGE YOU TO VOTE THE GOLD PROXY CARD FOR THOMAS E. LYNCH, CRAIG S. MILLER AND LAWRENCE F. HARRIS AS DIRECTORS.

Record Date:

The Board has fixed the close of business on March 1, 2010 as the record date for the Annual Meeting. Only Stockholders of record at the close of business on that date are entitled to receive notice of the Annual Meeting and to vote at the Annual Meeting. At the close of business on the record date, there were issued and outstanding 9,160,445 shares of Kona’s common stock, par value $0.01 per share (“Common Stock”), which are entitled to cast 9,160,445 votes.1

Quorum:

Kona’s by-laws provide that the presence in person or by proxy of the holders of shares of stock having a majority of the votes that could be cast by the holders of all outstanding shares of stock entitled to vote at the Annual Meeting shall constitute a quorum.

Stockholders can either vote “for” or “withhold” their vote for director-nominees. A properly executed proxy card marked “withhold” with respect to a director-nominee will not be voted with respect to the election of that director-nominee, although such “withhold” indication and any “broker non-vote” will be counted for purposes of determining whether there is a quorum present at the Annual Meeting for the transaction of business. As a result, such “withhold” indications and “broker non-votes” will have no effect on the election of any director-nominee because only votes affirmatively cast “for” a director-nominee will be counted towards the election of such director-nominee.

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the Gold proxy card with respect to your shares. A “broker non-vote” occurs if you do not give specific voting instructions to your broker, bank or other nominee regarding how to vote your shares on your behalf with respect to the election of Class II directors at the Annual Meeting before the 10th day prior to the Annual Meeting. The election of directors at the Annual Meeting is a “non-routine matter” and brokers do not have discretionary authority to vote your shares of Common Stock on “non-routine matters.” If you fail to provide voting instructions, your broker will have no discretionary authority to vote your shares on your behalf with respect to the election of Class II directors and your shares will not be voted for any of the Nominees. We strongly encourage you to contact the person(s) responsible for your account and give them instructions for how to complete a Gold proxy card representing your shares so that a Gold proxy card can be timely returned on your behalf.

[1]	This information is derived from Kona’s definitive proxy statement dated March 9, 2010.

Vote Required:

The election of each Class II director will require the affirmative vote of a plurality of the shares of Common Stock properly cast at the Annual Meeting if a quorum is present. Plurality means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the Annual Meeting.

Methods of Voting:

If you are a holder of record of Common Stock as of the record date, you may vote by completing, signing and returning by mail the enclosed Gold proxy card. Please mark, sign and date the enclosed Gold proxy card and return it in the pre-addressed, postage-paid envelope enclosed for such purpose. If you are a holder of record of Common Stock as of the record date, you may also vote in person by attending the Annual Meeting. Votes at the Annual Meeting will be taken by written ballot. At the commencement of the Annual Meeting, a written ballot will be distributed to any Stockholder of record who attends the Annual Meeting and wishes to vote thereat in person.

If your shares are held in “street name,” whether through a broker, bank or other nominee, only such bank, broker or other nominee can sign the Gold proxy card with respect to your shares. You are therefore urged to contact the person(s) responsible for your account and give them instructions for how to complete a Gold proxy card representing your shares so that a Gold proxy card can be timely returned on your behalf. You also should confirm in writing your instructions to the person(s) responsible for your account and provide a copy of those instructions to our proxy solicitor, InvestorCom, Inc., 65 Locust Avenue, Third Floor, New Canaan, CT 06840, so that they can attempt to ensure that your instructions are followed. If you wish instead to vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank or other nominee.

If you are a holder of record of Common Stock as of the record date and plan to attend the Annual Meeting, please be sure to bring with you valid government-issued personal identification with a picture (such as a current driver’s license or passport) in order to gain admission to the Annual Meeting. If your shares are held in “street name” through a broker, bank or other nominee, you will have to bring evidence of your ownership of Common Stock as of the record date, in addition to valid government-issued personal identification, if you wish to attend the Annual Meeting. Examples of proof of Common Stock ownership include: a signed letter from your broker or bank stating that you owned your shares as of the record date; a brokerage account statement indicating that you owned your shares as of the record date; or a copy of the voting instruction card provided by your broker indicating that you owned your shares as of the record date. If you hold a proxy on behalf of a holder of record of Common Stock as of the record date, then you must also bring the validly executed proxy naming you as the proxy holder, signed by the Stockholder of record who owned such shares of Common Stock as of the record date.

If you have any questions about the procedures for admission to the Annual Meeting or obtaining directions to be able to attend the Annual Meeting and vote in person, please contact our proxy solicitors, InvestorCom, Inc., toll free at 877-972-0090. Please see the section below entitled “Revocation of Proxies” for a discussion of how to revoke your proxy.

Revocation of Proxies:

MILL ROAD AND THE PARTICIPANTS URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY KONA OR MARCUS E. JUNDT. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY AS FOLLOWS.

A Stockholder who has executed a proxy may revoke the proxy at any time before it is exercised at the Annual Meeting in three ways:

•	by giving written notice of revocation to Mill Road at the following address:

Mill Road Capital, L.P.

c/o InvestorCom, Inc.

65 Locust Avenue, Third Floor

New Canaan, CT 06840

•	by signing and returning another proxy with a later date; or

•	by attending the Annual Meeting and voting, in person thereat, the shares represented by your proxy card.

Although a revocation is effective if delivered to Kona, Mill Road and the Participants request that either the original or a copy of any revocation be mailed to Mill Road c/o InvestorCom, Inc., 65 Locust Avenue, Third Floor, New Canaan, CT 06840.

Mere attendance at the Annual Meeting will not in and of itself revoke the proxy. Accordingly, Stockholders who have executed and returned proxies in advance of the Annual Meeting may change their votes at any time before or at the Annual Meeting pursuant to one of the methods set forth above.

PARTICIPANTS IN SOLICITATION OF PROXIES

In addition to the Nominees (who are Thomas E. Lynch, Craig S. Miller and Lawrence F. Harris), the participants in the solicitation of proxies (the “Participants”) from the Stockholders of Kona include the following: Mill Road, Mill Road Capital GP LLC (“MRCGP”), Mill Road Capital Management LLC (“MRCM”), Scott P. Scharfman, Charles M. B. Goldman, and Justin C. Jacobs.

Mill Road is a Delaware limited partnership. The principal business of Mill Road is to operate as an investment firm that focuses on investments in publicly traded companies under $250 million in size. The address of the principal business and principal office of Mill Road is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830. Mill Road beneficially owns 899,330 shares of Common Stock, 1,000 of which are held of record.

The general partner of Mill Road is MRCGP, and the principal business of MRCGP is to act as the sole general partner of Mill Road. The address of MRCGP is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830. The name, business address, present principal occupation and employment history of each person controlling MRCGP are set forth below. Each of Mr. Lynch and Scott P. Scharfman, Management Committee Directors of MRCGP, has shared power to vote and dispose of the 899,330 shares of Common Stock beneficially owned by Mill Road.

MRCM is a Delaware limited liability company. The principal business of MRCM is to provide advisory and administrative services to MRCGP. The address of MRCM is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830.

Set forth below are the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each person controlling MRCGP. The principal business address of each person controlling MRCGP is c/o Mill Road Capital, L.P., 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830.

Thomas E. Lynch is a Management Committee Director of MRCGP. Mr. Lynch’s present principal occupation or employment is as a Management Committee Director of MRCGP and of MRCM, which provides advisory and administrative services to MRCGP. Mr. Lynch is also the Senior Managing Director of Mill Road. Prior to forming Mill Road, Mr. Lynch was the founder and a Managing Director of Lazard Capital Partners. Prior to Lazard, Mr. Lynch was a Managing Director at The Blackstone Group.

Scott P. Scharfman is a Management Committee Director of MRCGP. Mr. Scharfman’s present principal occupation or employment is as a Management Committee Director of MRCGP and of MRCM, which provides advisory and administrative services to MRCGP. Mr. Scharfman is also a Managing Director of Mill Road. Prior to joining Mill Road, Mr. Scharfman was the Senior Manager of the Equity Capital Markets Origination Group at Robertson Stephens.

Charles M. B. Goldman is a Management Committee Director of MRCGP. Mr. Goldman’s present principal occupation or employment is as a Management Committee Director of MRCGP and of MRCM, which provides advisory and administrative services to MRCGP. Mr. Goldman is also a Managing Director of Mill Road. Prior to joining Mill Road, Mr. Goldman was the executive vice president of acquisitions and development for Ascend Media, a company focused on acquiring and integrating business-to-business magazines, journals and tradeshows.

Justin C. Jacobs is a Management Committee Director of MRCGP. Mr. Jacobs’ present principal occupation or employment is as a Management Committee Director of MRCGP and of MRCM, which provides advisory and administrative services to MRCGP. Mr. Jacobs is also a Managing Director of Mill Road. Prior to joining Mill Road, Mr. Jacobs worked at LiveWire Capital, an investment and management group in which he held interim operational positions in portfolio companies and was involved in investment activities. Prior to joining LiveWire, Mr. Jacobs was an investment professional at The Blackstone Group.

Transactions and Prior Communications with Kona:

Mill Road first acquired shares of Kona’s Common Stock in 2007, and has beneficially owned more than 5% of the Common Stock since June 2008. Mill Road has acquired shares of Common Stock based on its belief that Kona has not realized its full value and has significant growth potential.

As previously disclosed, in March 2008, prior to acquiring beneficial ownership of more than 5% of Kona’s Common Stock, Mill Road proposed to acquire all of Kona’s capital stock in a negotiated transaction. On May 1, 2008 Mill Road was advised that Kona was not interested in pursuing such transaction at that time.

On December 17, 2008, subsequent to acquiring beneficial ownership of more than 5% of Kona’s Common Stock, Thomas E. Lynch and Justin C. Jacobs, on behalf of Mill Road, met with Marcus E. Jundt, then Chief Executive Officer and Chairman of the Board, and Richard Hauser, a Kona director, to discuss financing for Kona. Mill Road rejected Mr. Jundt’s proposed terms of financing but expressed interest in financing Kona. On December 22, 2008, Kona entered into a Subscription Agreement with James R. Jundt, the father of the then Chief Executive Officer and Chairman of the Board, for the purchase of $1,000,000 of Kona’s Common Stock at a price per share of $1.19. On January 1, 2009, Mill Road made a proposal to purchase $1,000,000 of newly issued shares of Common Stock from Kona at a price per share of $1.45. Kona never responded to Mill Road’s proposal. On February 26, 2009, Thomas E. Lynch and Justin C. Jacobs, on behalf of Mill Road, met with Mark Zesbaugh, a Kona director, to discuss Mill Road’s concerns. Mill Road held multiple discussions with Kona regarding Kona’s financing on March 6, 2009.

On May 18, 2009, Mill Road again proposed to acquire all of Kona’s Common Stock in a negotiated transaction. On June 2, 2009, Mill Road proposed to provide $3.5 million in financing to Kona. On June 16, 2009, Kona rejected Mill Road’s proposal to acquire all of Kona’s Common Stock. Kona did not respond to Mill Road’s proposal to provide financing to Kona.

On June 9, 2009, Kona completed a rights offering pursuant to which each Stockholder received one non-transferrable subscription right for every 2.5 shares of Common Stock owned by such Stockholder as of April 17, 2009 (the “Rights Offering”). Each subscription right entitled such Stockholder to purchase one share of Common Stock at a purchase price of $1.35 per share. The expiration date of the Rights Offering was June 5, 2009. Mill Road purchased 259,268 shares of Common Stock in the Rights Offering for an aggregate purchase price of $350,011.80. At the time of this transaction, Mill Road was the beneficial owner of more than 5% of the Common Stock. Each of Messrs. Lynch and Scharfman, Management Committee Directors of MRCGP, the sole general partner of Mill Road, acquired shared power to vote and dispose of such 259,268 shares of Common Stock purchased by Mill Road in the Rights Offering and had an interest of $350,011.80 in Mill Road’s purchase of such shares of Common Stock.

ELECTION OF DIRECTORS

One purpose of the Annual Meeting is to elect three Class II directors to the Board. In compliance with Kona’s by-laws, Mill Road and the Participants have nominated Thomas E. Lynch, Lawrence F. Harris and Craig S. Miller for election as Class II directors. The Class II directors elected at the Annual Meeting will hold office until the Annual Meeting of Stockholders in 2013 and until their successors are duly elected and qualified.

According to Kona’s definitive proxy statement dated March 9, 2010, the Board has nominated Douglas G. Hipskind, Anthony L. Winczewski and Mark A. Zesbaugh for election as Class II directors. All three such nominees are incumbent directors of Kona. In addition, according to Kona’s definitive proxy statement, Marcus E. Jundt, Kona’s former Chairman, President and Chief Executive Officer and a former director of Kona, has stated his intention to appear at the Annual Meeting to place his name into nomination for election as a Class II director. Kona’s definitive proxy statement indicates that Kona has accepted the validity of Mr. Jundt’s (advance notice) stockholder nomination for purposes of Kona’s by-laws, but that Kona would neither nominate Mr. Jundt as a Board nominee nor recommend him as a candidate for election as a director at the Annual Meeting. According to Amendment No. 1 to the Schedule 13D with respect to Kona filed by Mr. Jundt with the Securities and Exchange Commission on March 26, 2010, Mr. Jundt transmitted a letter to Kona on March 25, 2010, in which Mr. Jundt notified Kona that he was withdrawing his nomination to be elected to the Board at the Annual Meeting.

Set forth below is the “Performance Graph” included in Kona’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) filed with the Securities and Exchange Commission on March 4, 2010, which compares Kona’s cumulative total stockholder returns for the period from August 16, 2005 through December 31, 2009 for (1) the Common Stock; (2) the NASDAQ Composite (U.S.) Index; and (3) a restaurant peer group consisting of P.F. Chang’s China Bistro, Inc., The Cheesecake Factory Incorporated, McCormick & Schmick’s Seafood Restaurants, Inc., Benihana, Inc., BJ’s Restaurants, Inc., Granite City Food & Brewery Ltd., and J. Alexander’s Corporation. According to the Form 10-K, the graph assumes an investment of $100 on August 16, 2005, which was the first day on which the Common Stock was listed on the NASDAQ Global Market. Also, according to the Form 10-K, the calculations of cumulative stockholder return for the NASDAQ Composite (U.S.) Index and the restaurant peer group include reinvestment of dividends, but the calculation of cumulative stockholder return on Kona’s Common Stock does not include reinvestment of dividends because Kona did not pay any dividends during the measurement period.

Mill Road and the Participants believe that the experience of Mr. Harris, Mr. Miller and Mr. Lynch make them desirable candidates for the Board. Mill Road and the Participants further believe that the Nominees’ election to the Board would help Kona address its declining stockholder return and improve its performance. Accordingly, Mill Road and the Participants urge the Stockholders to read the biographical information of Thomas E. Lynch, Lawrence F. Harris and Craig S. Miller provided herein and to vote for their election.

As of the record date, Mill Road, the Participants and their affiliates beneficially owned an aggregate of 899,330 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock. Mill Road, the Participants and their affiliates intend to vote such shares of Common Stock FOR the election of Thomas E. Lynch, Lawrence F. Harris and Craig S. Miller.

Information regarding each of the Nominees is set forth below. The Nominees would not be barred from being considered independent under the independence requirements of NASDAQ OMX Group, Inc. and the independence standards applicable to Kona under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

MILL ROAD AND THE PARTICIPANTS RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THOMAS E. LYNCH, LAWRENCE F. HARRIS AND CRAIG S. MILLER, AS CLASS II DIRECTORS OF KONA.

Biographical Information Regarding the Nominees:

Thomas E. Lynch:

Mr. Lynch, 50, is the Senior Managing Director of Mill Road Capital, L.P. which is an investment firm that focuses on investments in publicly traded companies under $250 million in size and where he has worked since 2006. Mr. Lynch is also a Management Committee Director of Mill Road Capital GP LLC, which is the sole general partner of Mill Road Capital, L.P. and where he has worked since 2006. Mr. Lynch is also a Management Committee Director of Mill Road Capital Management LLC, which provides advisory services to Mill Road Capital GP LLC and where he has worked since 2004. Mr. Lynch has over two decades of investing, management consulting and operating experience. Prior to Mill Road, Mr. Lynch was the founder and a managing director of Lazard Capital Partners, where he created the fund’s strategy and recruited the investment team. Prior to Lazard, Mr. Lynch was a managing director at The Blackstone Group. Mr. Lynch came to Blackstone from the Monitor Company, a management-consulting firm where he worked with companies in the retail, chemicals, plastics, coatings and packaging industries. Mr. Lynch began his career as an advertising executive at the Interpublic Group of Companies. Mr. Lynch served as a member of the Board of Directors of Panera Bread Company, a publicly traded company, from 2003 to 2006 and was re-appointed to the Panera Board in March 2010. Mr. Lynch served as a member of the Board of Directors of Galaxy Nutritional Foods, Inc. from May 2009 to June 2009, then a publicly traded company.

Mr. Lynch has a long track record of success as an investor including the founding of two investment groups, Lazard Capital Partners and Mill Road Capital. Mr. Lynch has served two stints on the Board of Directors of Panera Bread Company, one of the most successful restaurant companies of the last decade. The combination of his experience as an investment professional and a public restaurant company board member will allow Mr. Lynch to provide valuable insight and expertise to the Board of Kona.

Business address of the Nominee and the name, principal business and address of the organizations in which the Nominee’s present principal occupation or employment is carried on:

Thomas E. Lynch, c/o Mill Road Capital, L.P., 382 Greenwich Avenue, Suite One, Greenwich, Connecticut, 06830. Mill Road Capital, L.P. is an investment firm that focuses on investments in publicly traded companies under $250 million in size, and its business address is 382 Greenwich Avenue, Suite One, Greenwich, Connecticut, 06830. Mill Road Capital GP LLC’s principal business is to act as the sole general partner of Mill Road, and its business address is c/o Mill Road Capital, L.P., 382 Greenwich Avenue, Suite One, Greenwich, Connecticut, 06830. Mill Road Capital Management LLC’s principal business is to provide advisory and administrative services to Mill Road Capital GP LLC, and its business address is c/o Mill Road Capital, L.P., 382 Greenwich Avenue, Suite One, Greenwich, Connecticut, 06830.

Ownership of securities of Kona:

Mr. Lynch, a Management Committee Director of Mill Road Capital GP LLC, the sole general partner of Mill Road Capital, L.P., has shared power to vote and dispose of the 899,330 shares of Common Stock beneficially owned by Mill Road Capital, L.P., of which 1,000 shares are held of record by Mill Road Capital, L.P. Except with regard to Mill Road’s participation in the Rights Offering described above, Mr. Lynch has not been a party to any transaction requiring disclosure pursuant to Item 404(a) of Regulation S-K.

Lawrence F. Harris:

Mr. Harris, 50, is the Chief Executive Officer, Chairman of the Board and a Partner of Food Management Partners, Inc. (“FMP”), a restaurant management company where he has worked since 2005. Mr. Harris has been the owner and Chief Executive Officer of R&H Food Services, Ltd. since 1999, Chief Executive Officer and a Partner of Alamo Wing, LLC and Rio Wing, LLC since 2001 and a Partner of Zio’s Restaurant Company since 2007. Mr. Harris is a seasoned restaurant industry executive with more than 30 years of public and private restaurant experience at all levels. Mr. Harris’ experience in the restaurant industry includes ten years with Pizza Hut, Inc. and PepsiCo Foods International, during which he served as the Chief Operations Officer for Pizza Hut operations in Mexico, as well as employment as the Vice President of Operations for Boston Chicken, Inc. (currently named Boston Market Corporation) and the President of the Harvest Restaurant Group, Inc. Mr. Harris does not hold any directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of Section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Mr. Harris has in-depth experience in all aspects of restaurants including strategy, operations, and growth. FMP is a restaurant management company that owns Zio’s Italian Kitchen and is a franchisee of Buffalo Wild Wings, Smashburger and Little Caesars. Combined, FMP currently operates more than 85 restaurant units. FMP has a high level of operational expertise, as demonstrated by the multiple awards it has won including Franchisee of the Year in 2009 for Buffalo Wild Wings, Developer of the Year in 2001 for Buffalo Wild Wings, and Operational Excellence Award in 2006 for Little Caesar’s. Mr. Harris also has extensive experience in restaurant turnaround work, having returned Zio’s Italian Kitchen to profitability following FMP’s acquisition of the company in 2007. Mr. Harris’ long track record of operational success will provide valuable insight and expertise to the Board of Kona.

Business address of the Nominee and the name, principal business and address of the corporation or other organization in which the Nominee’s present principal occupation or employment is carried on:

Lawrence F. Harris, c/o Food Management Partners, Inc., 1723 N. Loop 1604 E., Suite 209, San Antonio, Texas 78232. Food Management Partners, Inc.’s principal business is to operate as a restaurant management company, and its address is 1723 N. Loop 1604 E., Suite 209, San Antonio, Texas 78232.

Ownership of securities of Kona:

Mr. Harris does not beneficially own or own of record any securities of Kona.

Craig S. Miller:

Mr. Miller, 60, is the Managing Partner of Miller-Sinton Capital Partners LLC, a restaurant investment advisory firm, where he has worked since 2008. Mr. Miller is also the owner of Miller Partners Restaurant Solutions, a family-owned restaurant management company, where he has served as an officer since 1989. Mr. Miller has extensive restaurant experience including serving as the President and Chief Executive Officer of Ruth’s Chris Steak House, Inc. (“Ruth’s Chris”) (currently named Ruth’s Hospitality Group, Inc.) from 2004 to 2008, and he also served as the Chairman of the Board of Ruth’s Chris from 2006 to 2008. Mr. Miller served as the President of UNO Restaurants, Inc. (“UNO Restaurants”) from 1986 to 2001 and served as its Chief Executive Officer from 1996 to 2001. Mr. Miller also served as the President and Chief Executive Officer of Furr’s Restaurant Group from 2001 to 2002. Mr. Miller serves on the Board of Directors of Tim Hortons Inc., a publicly traded restaurant chain and on the Board of Directors of Real Mex Restaurants, Inc., a restaurant chain with publicly traded debt securities.

Mr. Miller has in-depth experience in all aspects of restaurants including strategy, operations, and growth. During Mr. Miller’s more than 30 years in restaurant operations, he has received numerous accolades and awards, including the “2007 Operator of the Year” for Ruth’s Chris and two “Golden Chain” awards for Ruth’s Chris and UNO Restaurants from Nation’s Restaurant News. Mr. Miller has also served as a member of the Board of Directors of three restaurant companies, two of which are publicly traded, as well as Chairman of the Board of the National Restaurant Association from 2005 to 2006. Mr. Miller’s long track record of operational success and significant experience serving on multiple restaurant company boards will allow Mr. Miller to provide valuable insight and expertise to the Board of Kona.

Business address of the Nominee and the name, principal business and address of the corporation or other organization in which the Nominee’s present principal occupation or employment is carried on:

Mr. Miller’s principal business address is c/o Alan Weinstein CPA, PO Box 940385, Maitland, Florida 32794. Miller-Sinton Capital Partners LLC’s principal business is to operate as a restaurant investment advisory firm and its address is c/o Alan Weinstein CPA, PO Box 940385, Maitland, Florida 32794. Miller Partners Restaurant Solutions’ principal business is to operate as a restaurant management company, and its address is c/o Alan Weinstein CPA, PO Box 940385, Maitland, Florida 32794.

Ownership of securities of Kona:

Mr. Miller does not beneficially own or own of record any securities of Kona.

Mill Road has entered into agreements with each of the Nominees other than Thomas E. Lynch, pursuant to which, among other things, such Nominees will be indemnified against certain potential liabilities that might arise in connection with being named as a director-nominee and related matters. Mill Road also intends to reimburse such Nominees for certain expenses incurred by such Nominees in the performance of their responsibilities as Nominees. Except for such agreements, there is no arrangement or understanding between Mill Road and any Nominee or other person or persons pursuant to which the Nominees are to be nominated by Mill Road.

Additional Information Relating to the Nomination of Mill Road’s Candidates:

On August 6, 2009, Thomas E. Lynch and Justin C. Jacobs, on behalf of Mill Road, met with Kona directors Richard Hauser, Douglass Hipskind and Anthony Winczewski in Minneapolis, Minnesota. The discussion centered around Mill Road’s concerns about the operational performance of Kona, the search for a permanent Chief Executive Officer and Kona’s governance. On December 4, 2009 and December 16, 2009 Mill Road representatives met with Marc Buehler, the new Chief Executive Officer of Kona, to discuss Kona’s operations and Board governance. On January 13, 2010, Mr. Lynch met with Mr. Buehler. Separately, Mr. Lynch met with Berke Bakay, a director of Kona.

On January 28, 2010, Mill Road transmitted a letter to Kona, in compliance with the advance notice requirement of stockholder nominees in Kona’s by-laws and pursuant to the applicable provisions of the Delaware General Corporation Law, informing Kona of its proposal to nominate the Nominees for election to the Board at the Annual Meeting. On that same date, Justin C. Jacobs of Mill Road advised Kona’s Chief Executive Officer by telephone that the nomination letter was being transmitted by Mill Road.

On February 2, 2010, Mill Road received a letter from Kona, in response to Mill Road’s letter dated January 28, 2010, in which Kona accepted the validity of Mill Road’s January 28, 2010 letter for purposes of the advance notice requirement of stockholder nominees in Kona’s by-laws. On February 5, 2010, Mill Road transmitted a letter to Kona acknowledging Kona’s February 2, 2010 letter to Mill Road. On February 6, 2010, Mill Road received a letter from Kona in which Kona acknowledged Mill Road’s February 5, 2010 letter to Kona and confirmed the validity of Mill Road’s January 28, 2010 nomination letter.

On February 22, 2010, Mill Road transmitted a letter to Kona pursuant to the applicable provisions of the Delaware General Corporation Law, demanding the opportunity to inspect and make copies of Kona’s list of stockholders and certain related materials, in connection with Mill Road’s potential solicitation of proxies in support of the Nominees.

On February 25, 2010, Mill Road received a letter from Kona in response to Mill Road’s letter dated February 22, 2010. Kona’s February 25, 2010 letter enclosed a list of the registered holders of the Common Stock and stated that Kona would furnish and/or make available to Mill Road for inspection the other information requested by Mill Road in its February 22, 2010 letter, as and when such other information became available and was in Kona’s possession. On March 5, 2010, Mill Road received from Kona a copy of the Depository Trust and Clearing Corporation security position listing for Kona. On March 12, 2010, Mill Road received from Kona a list of the non-objecting beneficial owners of the Common Stock.

As reported in Kona’s definitive proxy statement dated March 9, 2010:

“On May 15, 2009, Mr. Marcus E. Jundt, the former Chairman, President and Chief Executive Officer, resigned as an officer and as a director of the Company. As we previously announced and publicly disclosed in our press release and Current Report on Form 8-K dated May 15, 2009, Mr. Jundt’s resignation followed the substantial vote of no confidence (represented by “withheld authority” votes from the holders of 53% of our common stock), he received from our stockholders at the 2009 annual meeting of stockholders. On August 6, 2009, the Company entered into a Separation Agreement (the “Agreement”) with Mr. Jundt relating to Mr. Jundt’s resignation from the Company. Pursuant to the terms of the Agreement, for a period of 12 months following Mr. Jundt’s termination, Mr. Jundt receives severance compensation equal to his base salary in effect at the time of termination, paid in the manner and at such times as the base salary otherwise would have been payable, and continuation of medical and dental benefits in effect under COBRA. In addition, pursuant to the Agreement, all unvested portions of Mr. Jundt’s stock options that were scheduled to vest over a period of 12 months following the date of termination became vested and immediately exercisable for a period of three months following the separation date.”

On March 10, 2010, Mill Road demanded, pursuant to the applicable provisions of the Delaware General Corporation Law, the opportunity to inspect and make copies of certain books and records of Kona related to the resignation of Mr. Jundt or the preparation, negotiation and execution of the Executive Employment Agreement dated as of May 11, 2009 or the Separation Agreement dated as of August 6, 2009, each between Kona and Mr. Jundt. On March 17, 2010, Mill Road received a letter from Kona’s counsel in response to the March 10, 2010 demand letter, which stated that the Board intends to accommodate Mill Road to the extent legally required. However, the March 17 letter indicated that prior to making available for inspection and copying books and records of Kona responsive to Mill Road’s request, the Board will require Mill Road to execute a confidentiality agreement acceptable to the Board.

On March 19, 2010, Mill Road’s counsel spoke with Kona’s counsel via telephone regarding Kona’s requirement that Mill Road execute a confidentiality agreement acceptable to the Board. On March 29, 2010, Mill Road received a proposed confidentiality agreement from Kona. On March 31, 2010, Mill Road’s counsel sent comments to such confidentiality agreement to Kona’s counsel. On April 5, 2010, Mill Road received a revised proposed confidentiality agreement from Kona, in response to the comments from Mill Road’s counsel. As of April 9, 2010, the parties have not entered into a confidentiality agreement and Kona has not made available to Mill Road the books and records responsive to Mill Road’s March 10, 2010 demand letter. Mill Road believes that obtaining the information requested in its demand letter is important for purposes of determining the suitability of Mr. Jundt and the Board’s nominees (Messrs. Hipskind, Winczewski and Zesbaugh) to stand for election as Class II directors at the Annual Meeting and for purposes of determining the adequacy and accuracy of the disclosures contained in Kona’s definitive proxy statement dated March 9, 2010. Although Mill Road believes that this information is relevant to all Stockholders in deciding how to vote with respect to the election of directors at the Annual Meeting, based on the proposed confidentiality agreement delivered to Mill Road by Kona on March 29, 2010, Mill Road anticipates that it will be prohibited from sharing this information with the other Stockholders.

Except as set forth in this proxy statement, to the knowledge of Mill Road and the Participants as of the date hereof (i) no Participant is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of Kona, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (ii) there is no transaction or series of similar transactions since January 1, 2007, or currently proposed transaction or series of similar transactions, in which Kona or any of its subsidiaries was or is to be a participant, in which the amount involved exceeds $120,000 and in which any Participant or any associate of any Participant, or any member of the immediate family (including any person (other than a tenant or employee) sharing the same household) of any Participant or of any associate of any Participant, had or will have a direct or indirect material interest; (iii) no Participant or associate of any Participant has any arrangement or understanding with any person (a) with respect to any future employment by Kona or its affiliates (except in the capacity as a director) or (b) with respect to any future transactions to which Kona or any of its affiliates will or may be a party; (iv) no Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, except each Nominee’s interest in being nominated for election as a director, and certain of the Participants’ beneficial ownership of Kona’s Common Stock as reported herein; (v) except for the stockholder derivative suit described in Note 14 to the consolidated financial statements of Kona contained in the Form 10-K, there are no material proceedings to which any Nominee or any associate of any Nominee is a party adverse to Kona or any of its subsidiaries or has a material interest adverse to Kona or any of its subsidiaries; (vi) no occupation or employment (including positions or offices with Kona) is or was, during the last five years, carried on by any Nominee with Kona or any corporation or organization which is or was a parent, subsidiary or other affiliate of Kona; (vii) there exist no family relationships between any Nominee and any other Nominee, or any director or executive officer of Kona or any person nominated or chosen by Kona to become a director or executive officer of Kona; (viii) during the last ten years, no Nominee was involved in any of the events described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of such Nominee to become a director of Kona; and (ix) no Nominee or associate of any Nominee has been awarded or paid, earned or received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation from, or in respect of services rendered to or on behalf of, Kona and its subsidiaries that is required to be disclosed under, or is subject to any arrangement described in, Item 402 of Regulation S-K.

SECURITY OWNERSHIP OF MILL ROAD AND THE PARTICIPANTS

Certain information regarding the securities of Kona held by Kona’s directors, management and 5% Stockholders is contained in Kona’s definitive proxy statement dated March 9, 2010. Mill Road and the Participants take no responsibility for the accuracy or completeness of the information contained in Kona’s public filings.

Beneficial Ownership of Kona Securities by Mill Road and the Participants:

As of the record date, Mill Road, the Participants and their associates beneficially owned an aggregate of 899,330 shares of Common Stock, representing approximately 9.8% of the outstanding shares of Common Stock. The following table provides information about the beneficial ownership of Common Stock by Mill Road, MRCGP, Mr. Lynch and Mr. Scharfman as of April [    ], 2010. The other Participants and the associates of Mill Road and the Participants do not beneficially own any shares of Common Stock. Mill Road and the Participants do not beneficially own any securities of any parent or subsidiary of Kona.

In accordance with Securities and Exchange Commission rules, beneficial ownership includes any shares for which a person has sole or shared voting power or investment power and any shares of which the person has the right to acquire beneficial ownership within 60 days after April [    ], 2010 through the exercise of any option or otherwise. Except as noted below, Mill Road and the Participants believe that the persons named in the table have sole voting and investment power with respect to the shares of Common Stock set forth opposite their names. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Percentage of beneficial ownership is based on 9,160,445 shares of Common Stock outstanding as of March 1, 2010.2 In calculating a person’s percentage ownership, Mill Road and the Participants have treated as outstanding any shares that the person has the right to acquire within 60 days of April [    ], 2010.

		Amount and Nature of Beneficial Ownership			Percent of Class
Title of Class	Name and Address of Beneficial Owner	Shares Held	Right to Acquire	Total Number
Common Stock	Mill Road Capital, L.P. (1) 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	899,330	0	899,330	9.8%
Common Stock	Mill Road Capital GP LLC (2) 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	899,330	0	899,330	9.8%
Common Stock	Thomas E. Lynch (2) c/o Mill Road Capital GP LLC 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	899,330	0	899,330	9.8%
Common Stock	Scott P. Scharfman (2) c/o Mill Road Capital GP LLC 382 Greenwich Avenue, Suite One, Greenwich, Connecticut 06830	899,330	0	899,330	9.8%

(1)	Mill Road Capital, L.P. beneficially owns 899,330 shares of Common Stock, 1,000 of which are held of record.
(2)	Mill Road Capital GP LLC, and Mr. Lynch and Mr. Scharfman as the Management Committee Directors of Mill Road Capital GP LLC, each has shared power to vote and dispose of the 899,330 shares of Common Stock beneficially owned by Mill Road Capital, L.P.

TRANSACTIONS IN SECURITIES OF KONA GRILL, INC.

DURING THE PAST TWO YEARS BY MILL ROAD CAPITAL, L.P.

Common Stock Purchased or Sold by Mill Road Capital, L.P.:

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price per Share	Total Cost*
03/04/08	8,830	9.45	83,467.34
03/07/08	4,139	8.77	36,284.54
03/07/08	3,004	8.62	25,895.68
03/10/08	4,151	8.59	35,651.28
03/25/08	150	8.90	1,335.00

[2]	This information is derived from Kona’s definitive proxy statement dated March 9, 2010.

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price per Share	Total Cost*
03/26/08	8,010	8.92	71,444.39
04/01/08	1,900	8.77	16,659.96
06/11/08	2,500	7.00	17,499.50
06/16/08	143,858	6.21	892,753.98
06/17/08	12,518	7.02	87,848.82
06/18/08	15,100	6.99	105,559.57
06/19/08	1,400	7.03	9,836.96
06/20/08	16,100	7.18	115,588.34
06/23/08	15,500	7.23	112,071.20
06/24/08	4,000	7.20	28,811.60
06/25/08	8,191	7.44	60,928.75
06/26/08	2,000	7.32	14,640.00
06/26/08	510	7.38	3,764.41
07/16/08	1,030	6.91	7,119.57
07/25/08	2,406	6.87	16,528.02
07/25/08	365	6.85	2,500.25
07/29/08	900	6.60	5,940.00
07/30/08	5,000	6.25	31,266.00
07/30/08	5,000	5.95	29,750.00
08/01/08	5,000	5.50	27,500.00
09/05/08	100	6.31	630.80
09/09/08	3,000	6.31	18,926.10
09/10/08	1,620	6.20	10,044.00
09/16/08	228	5.79	1,319.12
09/16/08	100	5.79	579.00
10/06/08	11,700	4.94	57,793.32
10/07/08	3,150	4.60	14,490.00
10/09/08	4,335	3.95	17,122.38
10/10/08	8,200	3.55	29,083.76
11/12/08	800	2.02	1,618.48
11/12/08	10,000	2.01	20,100.00
11/13/08	12,500	1.98	24,750.00
11/13/08	8,000	1.85	14,800.00
11/14/08	10,000	1.83	18,300.00
11/14/08	8,000	1.87	14,937.60
04/15/09	(18,109)	2.36	42,726.37
04/30/09	10,000	2.10	20,982.00
06/05/09	259,268	1.35	350,011.80	**

All purchases of Common Stock were funded by working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. As of April [    ], 2010 there was no indebtedness outstanding related to Mill Road’s purchase of Common Stock.

*	Excludes commissions and other execution-related costs.
**	This purchase is in connection with Kona’s Rights Offering. The date reflects Mill Road’s prime broker’s records. The subscription occurred on June 3, 2009 and Kona’s records indicate that the offering was completed on June 9, 2009.

STOCKHOLDER PROPOSALS

Pursuant to Kona’s definitive proxy statement dated March 9, 2010, (i) any Stockholder that wishes to present any proposal for Stockholder action at Kona’s annual meeting of Stockholders to be held in 2011 must notify Kona at their principal offices no later than November 20, 2010 in order for such proposal to be included in Kona’s proxy statement and form of proxy relating to that meeting and (ii) under Kona’s by-laws, Stockholders must follow certain procedures to nominate persons for election as directors or to introduce an item of business at the annual meeting of Stockholders. Mill Road and the Participants take no responsibility for the accuracy or completeness of the information contained in Kona’s proxy statement regarding stockholder proposals.

COST AND METHOD OF SOLICITATION

In connection with the solicitation of proxies in support of the Nominees, the Nominees may make solicitations of proxies. It is anticipated that certain regular employees of Mill Road will participate in any solicitation of proxies that Mill Road and the Participants may undertake in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies. It is anticipated that any proxies would be solicited by mail, courier services, telephone, facsimile or in person. Mill Road has retained InvestorCom, Inc. as a proxy solicitor who will assist with the solicitation of proxies for which InvestorCom, Inc. is to receive a fee not to exceed $25,000, plus reimbursement for its reasonable out-of-pocket expenses. Mill Road has entered into an agreement with InvestorCom, Inc., pursuant to which, among other things, InvestorCom, Inc. will be indemnified against certain potential liabilities that might arise in connection with InvestorCom, Inc.’s service as proxy solicitor. It is anticipated that InvestorCom, Inc. will employ up to 15 persons to solicit proxies from Stockholders for the Annual Meeting. The costs related to any solicitation of proxies, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses, will be borne by Mill Road. The total expenditures in furtherance of, or in connection with the solicitation of proxies is approximately $140,000 to date, and is estimated to be $250,000 in total. To the extent legally permissible, Mill Road will seek reimbursement from Kona for those expenses if one or more of the Nominees is elected. Mill Road does not currently intend to submit the question of such reimbursement to a vote of the Stockholders.

PRELIMINARY COPY

KONA GRILL, INC.

2010 ANNUAL MEETING OF STOCKHOLDERS

GOLD PROXY CARD	GOLD PROXY CARD

THIS PROXY IS SOLICITED ON BEHALF OF

MILL ROAD CAPITAL, L.P., MILL ROAD CAPITAL GP LLC,

MILL ROAD CAPITAL MANAGEMENT LLC, THOMAS E. LYNCH, SCOTT P. SCHARFMAN,

CHARLES M. B. GOLDMAN, JUSTIN C. JACOBS, CRAIG S. MILLER, AND

LAWRENCE F. HARRIS (THE “PARTICIPANTS”)

The undersigned stockholder of KONA GRILL, INC., a Delaware corporation (“Kona”), hereby acknowledges receipt of the Proxy Statement of the Participants, dated April [    ], 2010, and hereby appoints [    ] and [    ], each of them proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at Kona’s 2010 Annual Meeting of Stockholders, to be held on Wednesday, April 28, 2010, at 2:00 p.m., local time, at the offices of Greenberg Traurig, LLP, at 2375 E. Camelback Road, Suite 700, Phoenix, Arizona 85016, and at any adjournment thereof (the “Annual Meeting”), and to vote all shares of Kona Common Stock that the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side of this Proxy. The undersigned stockholder hereby revokes any proxies previously given with respect to the matters set forth on the reverse side of this Proxy.

This Proxy will be voted as directed or, if no contrary direction is indicated, will be voted FOR the election of the named Class II directors nominated Mill Road Capital, L.P. to serve for a three-year term expiring in 2013.

If you have any questions or require any assistance in executing this Proxy please call:

InvestorCom, Inc.

877-972-0090

PRELIMINARY COPY

GOLD PROXY CARD	GOLD PROXY CARD

** Votes must be indicated (x) in Black or Blue ink. **

The Participants recommend a vote “FOR” each of the following nominees:

1.	ELECTION OF DIRECTORS:

	FOR	WITHHOLD

Thomas E. Lynch	☐	☐

Craig S. Miller	☐	☐

Lawrence F. Harris	☐	☐

To make comments, mark here.  ☐

To change your address, please mark this box.  ☐

(This Proxy should be dated, signed by the stockholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both stockholders should sign.)

Date

Share Owner sign here

Co-Owner sign here